EXHIBIT 99.1

Aptose Biosciences Announces Results of Annual Meeting of Shareholders

SAN DIEGO and TORONTO, June 21, 2016 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS) (“Aptose” or the “Company”) today announced the voting results from the Company’s annual meeting of shareholders held on June 21st in Toronto, Ontario, Canada (the “Meeting”).

The Company is pleased to announce that all of the nominees listed in the management proxy circular dated May 13, 2016 were elected as directors.  Each of the directors was elected with greater than 99% of the votes cast by shareholders present at the Meeting or represented by proxy.  The results of the vote are detailed below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes
				Withheld
Dr. Denis Burger	6,971,868	99.79	14,813	0.21
Dr. Erich Platzer	6,971,779	99.79	14,902	0.21
Dr. William G. Rice	6,947,058	99.43	39,623	0.57
Dr. Bradley Thompson	6,966,495	99.71	20,186	0.29
Dr. Mark D. Vincent	6,971,878	99.79	14,803	0.21
Warren Whitehead	6,971,468	99.78	15,213	0.22

Aptose shareholders also voted to re-appoint KPMG LLP as auditor of the Company.

A total of 57.4% of the issued and outstanding common shares of the Company were represented in person and by proxy at the Meeting.

Please refer to the Company’s management proxy circular available on SEDAR at www.sedar.com or EDGAR https://www.sec.gov/edgar.shtml for more details on the matters covered at the Meeting.  Final voting results on all matters voted on at the Meeting will also be filed on SEDAR and EDGAR.

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with companion diagnostics to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com